Compass Minerals 9900 W. 109th Street, Suite 100 Overland Park, KS 66210 www.compassminerals.com 913-344-9200

VIA EDGAR

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

January 17, 2020

RE:    Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed March 1, 2019
File No. 001-31921

Dear Mr. Babula:

Compass Minerals International, Inc., a Delaware corporation (the “Company,” “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 19, 2019, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K (“Form 10-K”) for the fiscal year ended December 31, 2018, filed March 1, 2019. Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 6. Selected Financial Data, page 33

1.
We note you present product cost exclusive of depreciation, depletion and amortization (“DD&A”). We also note you present product cost inclusive of DD&A on the face of the Consolidated Statements of Operations. Since product cost is presented exclusive of DD&A within Selected Financial Data (“SFD”), please explain to us how you considered whether this is a non-GAAP financial measure that should be disclosed in accordance with Item 10(e) of Regulation S-K. If you conclude that product cost presented exclusive of DD&A is a non-GAAP measure please provide the disclosures required by Item 10(e) of Regulation S-K. Alternatively, if you conclude product cost exclusive of DD&A is not a non-GAAP measure, please tell us why.

Response: We acknowledge that product cost exclusive of DD&A is a non-GAAP measure. We have historically included this information because we believe that providing these cash costs within product cost has provided an enhanced understanding of our results of operations. However, in response to the Staff’s comment, we propose including total product cost as presented in our

Securities and Exchange Commission
Division of Corporation Finance

Consolidated Statements of Operations in future Selected Financial Data disclosures, rather than product cost exclusive of DD&A.

Item 6. Selected Financial Data, page 33

2.
It appears some portion of DD&A already included within the DD&A line item is also included in selling, general and administrative expenses (“SG&A”). Please clarify for us whether this is the reason why we were unable to recalculate operating earnings based on the revenues and expenses presented within Selected Financial Data. If so, then please disclose the amount of DD&A also included SG&A expenses

Response: You are correct. The total DD&A line item in our Consolidated Statements of Cash Flows consists of DD&A included in product costs and DD&A included in SG&A. The amounts for DD&A included in SG&A are $14.8 million, $13.4 million, $6.1 million, $4.3 million and $3.7 million for 2018, 2017, 2016, 2015 and 2014, respectively. The increases in 2017 and 2018 primarily relate to an upgrade of our enterprise resource planning system that began in 2017.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

3.
Reference is made to Note 8 (Income Taxes) on page 64. We note you disclosed pretax earnings from foreign operations of $158.2 million and $143.9 million in fiscal years 2018 and 2017, respectively. Additionally, we note you disclosed significant pretax domestic losses of ($80.6) million and ($41.2) million in fiscal years 2018 and 2017, respectively. We note you discuss your results on a consolidated and segment basis, however it is unclear from your discussion what underlying factors are driving these disparate domestic and foreign operating results. In view of the differences in pretax earnings, please tell us what consideration you gave to expanding upon your results discussion to include additional qualitative and quantitative reasons for any material changes in results or known trends in your domestic operations. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: As noted in Note 8 on page 68, we had transfer pricing settlements with taxing authorities in 2017 (for the 2007-2012 tax years) and 2018 (for the 2013-2021 tax years). As part of these settlement agreements, we were required to make intercompany payments from our U.S. subsidiary to our Canadian subsidiary of $85.7 million and $106.1 million for the 2017 and 2018 tax settlements, respectively. The recording of these settlements resulted in increased sales for our Canadian subsidiary and increased offsetting expenses for our US subsidiary in both 2017 and 2018. The significant pretax domestic losses in 2018 and 2017 were directly related to the recording of these settlements. Conversely, foreign income significantly increased due to the recording of these settlements. We disclose these tax settlements as reasons for changes in our income tax expense in both years on pages 36 and 37. Additionally, we discuss the pricing tax settlements in our liquidity and capital resources section on pages 41 and 42. We will in future SEC filings, however, add a

Securities and Exchange Commission
Division of Corporation Finance

sentence to our income tax footnote to directly state that this is the reason for the domestic loss and significant foreign income and add more disclosure in our Results of Operations section to clarify that the settlements mentioned on pages 36 and 37 were related to the 2017 and 2018 transfer pricing settlements.

If you have any questions or further comments, please contact me at (913) 344-9200.

* * * * * * * *

Sincerely,

/s/ James D. Standen

James D. Standen Chief Financial Officer and Principal Accounting Officer

cc: Kevin S. Crutchfield